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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(CHECK ONE):   [X] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
               [ ] Form 10-Q     [ ] Form N-SAR


                   For Period Ended:  June 30, 2005
                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________________


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

COMPUTERIZED THERMAL IMAGING, INC.
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Full Name of Registrant

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Former Name if Applicable

1719 West 2800 South
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Address of Principal Executive Office (STREET AND NUMBER)

Ogden, Utah  84401
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b)    The subject annual report, semi-annual report, transition
    [X] report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         Due to the Company's troubled financial condition, management was delayed in completing the annual financial statements required to be included in the Company's Form 10-KSB. Management has now completed drafts of the Company's financial statements, and has provided those drafts to the Company's independent public accountants for review. Although the Company's independent public accountants have commenced their review of the Company's financial statements, the Company will not be able to complete and timely file its Form 10-KSB without unreasonable effort or expense. Based on conversations with the Company's independent public accountants, management currently believes the Company will be able to file the Form 10-KSB within 15 days of its initial due date.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Pam Bloedel                        801                          776-4700
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  (Name)                        (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). See Narrative below Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       Computerized Thermal Imaging, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 28, 2005                         By /s/ Richard V. Secord
                                                    ----------------------------
                                                    Chief Executive Officer


NARRATIVE FOR PART IV(2)

Although the Company has filed all periodic reports required to be filed during the preceding 12 months, as reported in the Company's Current Report on Form 8-K, dated May 31, 2005, due to a lack of financial and operational resources, the Company did not submit the unaudited financial statements presented in Part I, Item 1 of the Company's Form 10-QSB for the quarterly period ended March 31, 2005 for review by its independent public accountants prior to filing.



NARRATIVE FOR PART IV(3)

Due to the Company's troubled financial and operating condition, the Company has substantially curtailed the scope of its operations. As a result, the Company anticipates that the results of operations to be reported in its Form 10-KSB for the fiscal year ended June 30, 2005 will be significantly reduced from the results of operations reported for the fiscal year ended June 30, 2004.